

June 10, 2010

Mr. Dan Dinges
Chairman of the Board and Chief Executive Officer
Cabot Oil and Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, TX 77024

> **Re:** **Cabot Oil and Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 23, 2010**
> **File No. 1-10447**

Dear Mr. Dinges:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note that the Purchase and Sale Agreement filed as exhibit 10.23 to the Form 10-K does not include exhibits or schedules to which the agreement refers. Please file the missing exhibits and schedules.

Business, page 2

Reserves, page 7

Current Reserves, page 7

2.   We note your proved reserve estimates were prepared by your petroleum engineering staff and reviewed by Miller and Lents, Ltd., independent petroleum engineers, who made independent estimates for 100% of your estimated proved reserves. Please explain to us and revise your disclosure in future filings to address how a review is distinguished from a reserve audit, as defined in Item 1202(a)(9) of Regulation S-K.

Proved Undeveloped Reserves, page 8

3.   We note from your disclosure, in combination with your tabular presentation of "Historical Reserves" on page 9, that your total proved undeveloped reserves increased from 593.5 Bcfe at the end of 2008 to 735.2 Bcfe at the end of 2009, a net increase of 141.7 Bcfe. Additionally, you state that you converted 70.7 Bcfe to proved developed reserves, removed 120.4 Bcfe of reserves scheduled for development beyond five years, and increased your reserves by 21.9 Bcfe due to positive performance revisions. In reconciling this activity from your disclosures, there appears to be an unexplained net change of 310.9 Bcfe (52.4% of beginning reserves). Accordingly, please expand your disclosure to address any additional material gross changes to your proved undeveloped reserves, as required by Item 1203(b) of Regulation S-K.

Volumes and Prices: Production Costs, page 10

4.   We note you provided the information that is required by Item 1204(a) of regulation S-K for each of your reported geographical areas. Please expand these disclosures for the two fields that each contain 15% or more of your total proved reserves, Brachfield Southeast and Dimock, or explain to us why you concluded that this information for these significant fields was not required.

Other Business Matters, page 13

Major Customers, page 13

5.   We note you had two customers in 2009 and one customer in 2008, from which you derived more than 10% of your total annual sales. Please expand your disclosure to provide the names of these major customers, as required by Item 101(C)(1)(vii) of Regulation S-K, or tell us why you believe this disclosure is not required. In addition, please file any agreements you have with these customers or tell us why they do not need to be filed.

Notes to Financial Statements, page 64

Note 1 – Summary of Significant Accounting Policies, page 64

Asset Retirement Obligations, page 68

6.   Please expand your disclosure to provide a reconciliation of the beginning and ending aggregate carrying amount of your asset retirement obligations, disclosing separately the required categories of changes. Refer to FASB ASC Topic 410-20-50-1(c), for further guidance.

Supplemental Oil and Gas Information (Unaudited), page 107

Capitalized Costs Relating to Oil and Gas Activities, page 109

7.   Please expand your disclosure to provide the capitalized costs of unproved properties, as required by FASB ASC Topic 932-235-50-14, or tell us why you believe such disclosure is unnecessary.

Controls and Procedures, page 112

8.   We note that your "internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles," but, "[b]ecause of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your internal control over financial reporting are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your internal control over financial reporting. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibit 99.1

9.   While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "practices generally accepted in the petroleum industry" or "accepted standards of professional investigation." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

10.   We note in your independent third-party engineers' review of your estimates of proved
        reserves, in their judgment they concluded that, "the results of those estimates and
        projections are, in the aggregate, reasonable." The Society of Petroleum Engineers'
        guidance specifies that "reasonable" agreement requires no aggregate difference larger
        than 10%. Please confirm to us that there was no aggregate difference that exceeded this
        threshold or, if there was, explain to us the underlying reasons for such difference and
        how you and your third-party engineers addressed it.

Schedule 14A

Proposal III, Stockholder Proposal, page 11

11.   We note your statement that "… the Pennsylvania Department of Environmental
         Protection […] ha[s] publicly stated, in response to media releases and internet claims,
         that they have not documented a single incident involving contamination of ground water
         attributed to hydraulic fracturing of deep gas formations nor any effects on water
         quantity." Please provide the factual basis for, and the context of, this statement.   In this
         regard, we note in the Form 10-Q for the period dated March 31, 2010 your disclosure of
         a Modified Consent Order with the Pennsylvania Department of Environmental
         Protection relating to natural gas contamination of 13 water wells in Susquehanna
         County, Pennsylvania that occurred prior to November 2009.

         In addition, please provide us the consent order and modified consent order with the
         Pennsylvanian Department of Environmental Protection you entered into on or around
         November 4, 2009 and April 15, 2010, respectively.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

Mr. Dan Dinges
Cabot Oil and Gas Corporation
June 10, 2010
Page 5

You may contact Donald Delaney at (202) 551-3863, or Christopher White, Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief